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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Baidu.com, Inc.
(Name of Issuer)
Class A Ordinary Shares
Class B Ordinary Shares
(Title of Class of Securities)
G07034104
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G07034104	Page	2	of	7

1	NAMES OF REPORTING PERSONS Robin Yanhong Li

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

People's Republic of China

	5	SOLE VOTING POWER

NUMBER OF		5,589,917[1] ordinary shares. Handsome Reward Limited may also be deemed to have sole voting power with respect to 5,490,000 ordinary shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,589,917[2] ordinary shares. Handsome Reward Limited may also be deemed to have sole dispositive power with respect to 5,490,000 ordinary shares.

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,589,917 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.35%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

1	Includes (i) 37,665 Class A Ordinary Shares; (ii) 61,650 Class A Ordinary Shares issuable upon exercise of options within 60 days after the date of December 31, 2007; (iii) 602 restricted Class A Ordinary Shares that will vest within 60 days after the date of December 31, 2007; and (iv) 5,490,000 Class B Ordinary Shares. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

2	See footnote 1 above.

3	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

2

CUSIP No.	G07034104	Page	3	of	7

1	NAMES OF REPORTING PERSONS Handsome Reward Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		5,490,000[4] ordinary shares. Robin Yanhong Li may also be deemed to have sole voting power with respect to the above shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,490,000[5] ordinary shares. Robin Yanhong Li may also be deemed to have sole dispositive power with respect to the above shares.

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,490,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.08%[6]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

4	Includes 5,490,000 Class B Ordinary Shares.

5	See footnote 5 above.

6	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

3

CUSIP No.	G07034104	Page	4	of	7

ITEM 1(a).	NAME OF ISSUER:

Baidu.com, Inc.
I.
ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

12/F, Ideal International Plaza
No. 58 West-North 4th Ring
Beijing, 100080
People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Robin Yanhong Li
Handsome Reward Limited

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Robin Yanhong Li
Baidu.com, Inc.
12/F, Ideal International Plaza
No. 58 West-North 4th Ring
Beijing, 100080, People’s Republic of China

Handsome Reward Limited
c/o Robin Yanhong Li
Baidu.com, Inc.
12/F, Ideal International Plaza
No. 58 West-North 4th Ring
Beijing, 100080, People’s Republic of China

ITEM 2(c)	CITIZENSHIP:

Robin Yanhong Li — PRC

Handsome Reward Limited — British Virgin Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2(e).	CUSIP NUMBER:

G07034104

CUSIP No.	G07034104	Page	5	of	7

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:
The following information with respect to the ownership of the Ordinary Shares of the issuer by each of the reporting persons is provided as of December 31, 2007:

			Sole	Shared
			power to	power to	Sole power to	Shared power to
	Amount		vote or	vote or to	dispose or to	dispose or to
	beneficially	Percent	direct	direct	direct the	direct the
Reporting Person	owned:	of class:	the vote:	the vote:	disposition of:	disposition of:
Robin Yanhong Li	5,589,917	16.35%	5,589,917	0	5,589,917	0
Handsome Reward Limited	5,490,000	16.08%	5,490,000	0	5,490,000	0
The above table includes collectively those Class A Ordinary Shares and Class B Ordinary Shares held by each reporting person, and assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.
Handsome Reward Limited, a British Virgin Islands company, is the record owner of 5,490,000 Class B Ordinary Shares. Robin Yanhong Li is the sole owner and director of Handsome Reward Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Robin Yanhong Li may be deemed to beneficially own all of the shares held by Handsome Reward Limited.
Robin Yanhong Li is the record owner of 37,665 Class A Ordinary Shares, has right to acquire 61,650 Class A Ordinary Shares upon exercise of options within 60 days after December 31, 2007 and owns 602 restricted Class A Ordinary Shares that will vest within 60 days after December 31, 2007. Melissa Ma, Robin Yanhong Li’s wife, is the record owner of 1,676,667 Class B Ordinary Shares. Robin Yanhong Li may be deemed to share beneficial ownership of the shares held by Melissa Ma. Robin Yanhong Li expressly disclaims such beneficial ownership of the shares beneficially owned by Melissa Ma.

CUSIP No.	G07034104	Page	6	of	7

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

CUSIP No.	G07034104	Page	7	of	7
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 25, 2008

Robin Yanhong Li	/s/ Robin Yanhong Li Robin Yanhong Li
Handsome Reward Limited	By: /s/ Robin Yanhong Li Name: Robin Yanhong Li Title: Director

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

EXHIBIT A: Joint Filing Agreement
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A and Class B Ordinary Shares, par value $0.00005 per share, of Baidu.com, Inc., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
[Remainder of this page has been left intentionally blank.]

Signature Page
     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of January 25, 2008.

Robin Yanhong Li	/s/ Robin Yanhong Li Robin Yanhong Li
Handsome Reward Limited	By: /s/ Robin Yanhong Li Name: Robin Yanhong Li Title: Director